Exhibit 12

Ratio of Earnings to Combined Fixed Charges and Preference Dividends

	December 31,
(dollars in thousands)	2008	2007	2006	2005	2004
Interest expense	$239,633	$245,557	$145,779	$83,420	$52,327
Amortized capitalized costs related to indebtedness	9,383	3,484	5,431	2,642	3,310

Preference security dividend requirements of consolidated subsidiaries	25,123	25,123	25,123	25,123	22,840

Total fixed charges	$274,139	$274,164	$176,333	$111,185	$78,477

Net income before minority interests	$(981,880)	$(478,625)	$(337,497)	$(295,673)	$(143,462)
Add: Total fixed charges	274,139	274,164	176,333	111,185	78,477
Less: Preference security dividend requirements of consolidated subsidiaries	(25,123)	(25,123)	(25,123)	(25,123)	(22,840)

Earnings	$(732,864)	$(229,584)	$(186,287)	$(209,611)	$(87,825)

Ratio of Earnings to Combined Fixed Charges and Preference Dividends	See Note	See Note	See Note	See Note	See Note

Shortfall	$(1,007,003)	$503,748	$362,620	$320,796	$166,302

For the purposes of computing the ratio of earnings to fixed charges and preference dividends, earnings were calculated using income before minority interests adding back total fixed charges less preference security dividend requirements of consolidated subsidiaries.  Fixed charges consist of interest expense, recurring fees and amortization of capitalized costs related to indebtedness and preference security dividend requirements of consolidated subsidiaries.

Earnings were insufficient to cover fixed charges (both as defined in Regulation S-K) in periods shown above due to the inclusion of fixed charges of partnerships that we consolidate in our financial statements in accordance with accounting pronouncements such as FASB Interpretation No. 46(R).  The fixed charges of those partnerships are not paid by us and the related debt is non-recourse to us.  Likewise, the net losses incurred by those partnerships are allocated to their limited partners that own a majority (or all) of the equity of the partnerships.

A reconciliation of the amounts as defined in Regulation S-K to the fixed charges actually paid by us and our earnings that are allocated to our equity holders results in a positive ratio for all periods and is as follows:

	Years Ended December 31,
(dollars in thousands)	2008	2007	2006	2005	2004
Total fixed charges as defined	$274,139	$274,164	$176,333	$111,185	$78,477
Less: interest of consolidated partnerships on debt that is non-recourse to the Company	(165,022)	(100,321)	(47,926)	(26,322)	(21,395)
Total fixed charges as adjusted	$109,117	$173,843	$128,407	$84,863	$57,082

Earnings as defined	$(732,864)	$(229,584)	$(186,287)	$(209,611)	$(87,825)
Allocation of losses incurred by consolidated partnerships to the limited partners of those partnerships	659,228	398,893	401,377	349,531	219,950
Earnings as adjusted	$(73,636)	$169,309	$215,090	$139,920	$132,125

Ratio of Earnings to Combined Fixed Charges and Preference Dividends excluding consolidated partnerships	(0.7)	1.0	1.7	1.6	2.3
Shortfall	$182,753	$4,534	$--	$--	$--